SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F         Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2013, incorporated by reference herein:
Exhibit
99.1 Release dated March 8, 2013, entitled “DEALINGS IN SECURITIES BY A DIRECTOR”.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
SIGNATURES
Date: March 8, 2013 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALINGS IN SECURITIES BY A DIRECTOR
In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information regarding transactions by a director of DRDGOLD is disclosed:
Name of director: Mr Niel Pretorius
Name of company of which he is a director: DRDGOLD
Date on which transactions were effected: 7 March 2013
Nature of transaction: Purchase
Class of security: Ordinary shares
Number of ordinary shares: 7 066
Price per security: R6.34
Total value of transaction: R44 798.44
Nature of transaction: Purchase
Class of security: Ordinary shares
Number of ordinary shares: 17 823
Price per security: R6.35
Total value of transaction: R113 176.05
Nature of transaction: Purchase
Class of security:
Ordinary shares
Number of ordinary shares: 111
Price per security: R6.37
Total value of transaction: R707.07
Nature of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.
Roodepoort
8 March 2013
Sponsor
One Capital